UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Resolutions of General Shareholders Meeting held on October 25, 2016

Grupo Aval Acciones y Valores S.A. informs that the General Shareholders Meeting, in an extraordinary session held on October 25, 2016:

1.	Approved the company’s consolidated financial statements for the six-month period ended June 30, 2016, prepared under IFRS as adopted in Colombia.

2.	Approved the following amendments to the company’s by-laws:

•	“ARTICLE 14. ORDINARY MEETINGS. Ordinary meetings of the Shareholders' Meeting shall be held once a year no later than the last business day of March in order to review the Company's condition, elect administrators and other officials, set the economic guidelines for the Company, approve the statements and balances of the most recent annual accounting period, make decisions about profits distribution, and agree on any measures necessary to ensure the fulfillment of the corporate purpose. If the meeting is not called, the Shareholders' Meeting shall automatically convene on the first (1) day of the month of April at ten o'clock in the morning (10:00 a.m.) at the Company´s headquarters. Management shall allow the shareholders or their representatives to inspect the Company's books and documents fifteen (15) business days in advance of the meeting.

PARAGRAPH. The consolidated financial statements of the Company may be submitted for the consideration and approval of the Shareholders’ Meeting in a meeting to take place at any time during the immediately following accounting period.”

•	“ARTICLE 19. POWERS OF THE GENERAL SHAREHOLDERS' MEETING. The following are the powers of the General Shareholders' Meeting.

(…)

14)	To evaluate the actions of the Company's Board of Directors through a review and approval or rejection of the annual management report that must be submitted for consideration of the Shareholders' Meeting.”

•	“ARTICLE 25. POWERS OF THE BOARD OF DIRECTORS The following are the powers of the Board of Directors.

(…)

4.	To evaluate the President's actions and those of the other Company executives by reviewing the annual management report and on any other occasions required by law or by the Board of Directors.”

•	“ARTICLE 27. POWERS OF THE PRESIDENT. The President's functions are those that correspond to him or her by nature of the position within the limits of the corporate purpose and these bylaws, namely:

(…)

14)	Submit a documented assessment of the management actions taken, on an annual basis and at any other times required by law or the Board of Directors.”

•	“ARTICLE 31. FINANCIAL STATEMENTS. On December 31 of every year, the General Financial Statements of the respective financial period will be prepared and released. The Financial Statements, the minutes, the books and any other material supporting the reports shall be kept at the General Secretary's office fifteen (15) business days before the scheduled date for the General Shareholders' Meeting so that they may be examined by the shareholders.”

•	“ARTICLE 34. PROFIT SHARING. Once the General Shareholders' Meeting has approved the inventory and the balance of the respective financial period, it will proceed to make appropriations to reserves and make decisions about profit distribution. Unless otherwise decided, at least fifty percent (50%) of the profits earned during the financial period (or of its balances thereof if losses for previous financial periods must be offset) shall be distributed as dividends. This percentage shall be increased to seventy percent (70%) if the sums of legal, statutory and voluntary reserves exceed one hundred percent (100%) of the subscribed capital. This percentage, however, may be decreased or there may be no profit distribution if such decision is taken by the General Shareholders' Meeting with the vote of at least seventy eight percent (78%) of the shares represented at the meeting. If there are profits, they shall be distributed proportionally to the number of shares subscribed by each of the Company's shareholders. Dividend payments shall be made in cash to all shareholders at the time the payment is due, within the timeframe set forth by the General Shareholders' Meeting at the time dividends are declared payable. However, when the Company´s shares are listed on the stock exchange, the ex dividend period must be honored. The dividend may be paid in Company shares if such a proposal is approved by representatives of eighty percent (80%) of the shares present at the meeting. In the event that this majority is not met, shares shall only be distributed to shareholders as dividends to those who accept them.

PARAGRAPH. The General Shareholders' Meeting may declare the payment of dividends for shares issued and placed during a specific fiscal year based on the profits of previous years for shares that had not been subscribed, provided that there are sufficient reserves to pay them.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel